

Imotobank
DEALERSHIP
4-8 Industrial Rd.
Walpole, MA 02081

June 1, 2023

Operating Agreement

Phillip Ibrahim is the owner and sole member of Imotobank, LLC. I, Phillip Ibrahim, hereby direct the named managers Nermine Beshara and Rami Selim as follows:

Ms. Beshara and Mr. Selim shall have authority to act on my behalf daily. They have broad authority to purchase and sell inventory, purchase advertising, direct personnel, and generally act in a reasonable manner in the normal course of business. Imotobank, LLC is in the business of utilizing technology to efficiently buy and sell automobiles and any other inventory acquired as stock in trade.

Ms. Beshara and Mr. Selim must consult with me before making decisions about hiring and releasing employees. They must consult with me when making any capital acquisition that is outside the scope of our normal stock in trade.

Ms. Beshara and Mr. Selim **must** always act in a legal and ethical manner to grow, preserve, and protect the financial and reputational interests of Imotobank, LLC, and any financial stakeholders or lenders to Imotobank LLC.

X _____
Phillip Ibrahim, Sole Member
Imotobank, LLC

X _____
Nermine Beshara , Manager

X _____
Rami Selim, Manager